[ROPES & GRAY LLP LETTERHEAD]

July 6, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:          Registration Statement on Form N-14

Ladies and Gentleman:

Enclosed for filing on behalf of RS Variable Products Trust is a Registration Statement on Form N-14 (the “Registration Statement”). The Registration Statement relates to the reorganization of (i) The Guardian Stock Fund into RS Core Equity VIP Series, (ii) The Guardian UBS VC Large Cap Value Fund into RS Large Cap Value VIP Series, (iii) The Guardian UBS VC Small Cap Value Fund into RS Partners VIP Series, (iv) The Guardian Small Cap Stock Fund into RS Small Cap Core Equity VIP Series, (v) The Guardian VC Asset Allocation Fund into RS Asset Allocation VIP Series, (vi) The Guardian VC 500 Index Fund into RS S&P 500 Index VIP Series, (vii) Baillie Gifford International Growth Fund into RS International Growth VIP Series, (viii) Baillie Gifford Emerging Markets Fund into RS Emerging Markets VIP Series, (ix) The Guardian Bond Fund into RS Investment Quality Bond VIP Series, (x) The Guardian VC Low Duration Bond Fund into RS Low Duration Bond VIP Series, (xi) The Guardian VC High Yield Bond Fund into RS High Yield Bond VIP Series and (xii) The Guardian Cash Fund into RS Cash Management VIP Series. The Guardian Stock Fund, The Guardian UBS VC Large Cap Value Fund, The Guardian UBS VC Small Cap Value Fund, The Guardian Small Cap Stock Fund, The Guardian VC Asset Allocation Fund, The Guardian VC 500 Index Fund, Baillie Gifford International Growth Fund, Baillie Gifford Emerging Markets Fund, The Guardian Bond Fund, The Guardian VC Low Duration Bond Fund, The Guardian VC High Yield Bond Fund and The Guardian Cash Fund are the “Guardian Funds.”  RS Core Equity VIP Series, RS Large Cap Value VIP Series, RS Partners VIP Series, RS Small Cap Core Equity VIP Series, RS Asset Allocation VIP Series, RS S&P 500 Index VIP Series, RS International Growth VIP Series, RS Emerging Markets VIP Series, RS Investment Quality Bond VIP Series, RS Low Duration Bond VIP Series, RS High Yield Bond VIP Series and RS Cash Management VIP Series are the “RS Funds.”

The Prospectus/Proxy Statement which constitutes Part A of the Registration Statement will be used in connection with a special joint meeting of stockholders of the Guardian Funds at which stockholders of the Guardian Funds will be asked to vote on the proposed acquisition of their fund by its corresponding RS Fund. Included in the Registration Statement is the form of proxy that will be used in connection with such meeting of stockholders.

No registration fee is being paid at the time of filing because RS Variable Products Trust has previously filed an election, under Rule 24f-2 under the Investment Company Act of 1940, as amended, to register an indefinite number of shares.

The Registration Statement is proposed to become effective on August 6, 2006, pursuant to Rule 488, under the Securities Act of 1933, as amended.

Please direct any comments or questions on the enclosed materials to the undersigned at (415) 315-6342 or my colleague Elizabeth Reza at (617) 951-7919.

Sincerely,

/s/ Hsin Chau

Hsin Chau